

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2018

Laura Anthony
Chief Financial Officer
AG Acquisition Group II, Inc.
330 Clematis Street
Suite 217
West Palm Beach, FL 33401

      Re: AG Acquisition Group II, Inc.
            Form 10-12G
            Filed February 20, 2018
            File No. 000-55903

Dear Ms. Anthony:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

Description of Registrant's Securities to be Registered
General, page 18

1.   We note that Section 21 of your Certificate of Incorporation and Section 7.4 of your Bylaws contain forum selection provisions. Please describe these provisions here and include a risk factor to discuss the effects of such provisions on your stockholders.

2.   We note that Section 7.4 of your Bylaws contains a fee-shifting provision. Please revise to disclose here and in your risk factors section this provision, including the types of actions subject to fee shifting, including whether the company intends to apply the provision to claims under federal securities laws, and who is subject to the provision (e.g.,

former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please discuss the validity of Section 7.4 of your bylaws in light of Section 109(b) of the Delaware General Corporate Law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Division of Corporation Finance
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